May 28, 2015

Ms. Amanda Ravitz

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted April 27, 2015

CIK No. 0001455684

Dear Ms. Ravitz:

This letter is submitted on behalf of TPI Composites, Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 (“Amendment 1”) to Draft Registration Statement on Form S-1 as set forth in your letter, dated May 8, 2015 (the “Comment Letter”), to William E. Siwek, Chief Financial Officer of the Company. We confidentially submit herewith Amendment No. 2 (“Amendment 2”) to the Draft Registration Statement via the Commission’s EDGAR system.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the responses refer to the pages in Amendment 2 as filed with the Commission unless otherwise noted.

General

1.	We are currently processing your pending request for confidential treatment relating to exhibits 10.7, 10.8 and 10.9. We may have additional comments on your disclosure when we have completed that review. Please be advised that we will not be in a position to declare this registration statement effective until we resolve any issues concerning the confidential treatment request.

RESPONSE: The Company acknowledges the Staff’s comment.

Ms. Amanda Ravitz

Securities and Exchange Commission

May 28, 2015

2.	We note you have not filed your supply agreement with General Electric related to your operations in Mexico. Please include this agreement as an exhibit to your registration statement or advise.

RESPONSE: Under separate cover, the Company is providing a copy of its supply agreement with General Electric related to its operations in Mexico, which will be added as an exhibit to Amendment 2. The Company will request confidential treatment for certain portions of this exhibit pursuant to 17 C.F.R. § 200.83, as well as 17 C.F.R. §§ 200.80(b)(4) and 230.406.

Industry and Market Data, page i

3.	We are unable to locate in your supplemental materials the projected growth in the wind blade industry through 2019 or actual 2014 total wind blade revenue. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide additional supplemental material under separate cover that highlights with greater specificity the projected growth in the wind blade industry through 2019 and actual 2014 total wind blade revenue.

Management’s Discussion and Analysis, page 54

4.	We note your added disclosure in response to prior comment 9. Please provide a copy of the MAKE report that clearly marks the information that you reference.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide a copy of the MAKE report to the Staff supplementally under separate cover.

Key Operating Metrics, page 62

5.	Please expand your response to prior comment 15 to clarify, if possible, what percentage of your customers’ worldwide installed MWs is attributable to your results of operations distinguished from the amount that you believe is your addressable market.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that it is unable to provide a definitive estimate of its customers’ global installed MWs that is attributable to its results of operations and distinguish it from the amount that it believes to be its addressable market in a meaningful way. Firstly, global installed MW capacity (which refers to the number of wind turbines installed in a year multiplied by name-plate capacity) is a measure that spans the lifetime of each customer’s wind turbine operations. The Company, however, has only been providing wind blades to its customers for the last several years, and, in all cases, supplies only a portion of each customer’s total wind blade requirements. Accordingly, any percentage of its customers’ global installed MWs that is attributable to the Company’s results of operations will not be particularly meaningful at this time. Secondly, industry sources measure the outsourced wind market, which the Company believes is its addressable market, in terms of

Ms. Amanda Ravitz

Securities and Exchange Commission

May 28, 2015

revenue, not megawatts. Therefore, the Company is unable to compare the two measures to allow it to distinguish the percentage of its customers’ global installed megawatts from its addressable market. The Company thus respectfully submits that any presentation on this basis would not be meaningful to investors. In light of the Staff’s comment, however, the Company has added disclosure to pages 1 and 97 of Amendment 2 to clarify that it does not supply all of each customer’s total wind blade requirements.

Liquidity and Capital Resources, page 70

6.	We note your additional disclosures provided on page 71. Provide additional details about your arrangements affecting your ability to repatriate funds from China to the United States. Specifically, address the restrictions placed upon you by your Chinese lender and the Bank of China, if these two are different. Also, discuss the material terms of your royalty and business services arrangements.

RESPONSE: The Company has revised its disclosure on page 75 of Amendment 2 to provide additional details about the restrictions placed upon it by the Bank of China (which is the Chinese lender referenced on page 75) affecting its ability to repatriate funds from China to the United States. The Company has further revised its disclosure on page 75 to describe the material terms of its royalty and business services arrangements.

Global Wind Energy Market, page 81

7.	We note your response to prior comment 4 and that there are a number of assumptions underlying the supplemental IEA report that you provided. Please disclose the material assumptions underlying this table. Also, balance your disclosure with the statistical challenges of renewable energy data discussed on page 24 of the report.

RESPONSE: The Company has revised its disclosure on page 90 of Amendment 2 to disclose the assumptions underlying the supplemental IEA report regarding onshore wind LCOE and to balance its disclosure on LCOE with the statistical challenges of renewable energy data.

GE Wind, page 98

8.	We note your response to prior comment 22; however, if you choose to cross reference, please be sure all required information is disclosed, including but not limited to, the basis on which GE Wind is a related party, the approximate dollar amount involved in each agreement, and any other material terms of the four agreements. Refer to Item 404 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 125 of Amendment 2. As revised, the Company respectfully advises the Staff that the information required by Item 404 of Regulation S-K is disclosed on pages 104 and 125 of Amendment 2.

Ms. Amanda Ravitz

Securities and Exchange Commission

May 28, 2015

Certain Relationships and Related Party Transactions, page 119

9.	We note your response to prior comment 23. Please disclose what the exercise price of the series B preferred and super warrants will be once these warrants convert to warrants to purchase common stock.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to disclose the requested exercise price of its warrants for Series B preferred stock and its super warrants in a subsequent filing of its registration statement.

Note 20 - Segment Reporting, page F-33

10.	We note your response to prior comment 34. It appears from your response that revenues attributable to China and Turkey are significant. However, we do not see where you have presented such revenues separately in accordance with FASB ASC 280-10-50-41(a). Please explain to us how your current disclosure complies with this standard, or otherwise revise to comply.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Note 20 – Segment Reporting to include the information regarding revenues as required by FASB ASC 280-10-50-41(a) as shown below:

	2014	2013	2012
Revenues by Segment:
U.S.	$145,691	$160,600	$114,437
Asia	79,325	37,045	35,549
EMEA	67,006	17,409	6,189
Mexico	28,725	—	—

Total Revenues	$320,747	$215,054	$156,175

Revenues by Geographic Location (1):
United States	$145,691	$160,600	$114,437
China	79,325	37,045	35,549
Turkey	67,006	17,409	6,189
Mexico	28,725	—	—

Total Revenues	$320,747	$215,054	$156,175

(1)	Revenues are attributable to countries based on the location where the product is manufactured or the services are performed.

Ms. Amanda Ravitz

Securities and Exchange Commission

May 28, 2015

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,
/s/ Ryan S. Sansom

Ryan S. Sansom

Enclosures

cc:	William E. Siwek, TPI Composites, Inc. (w/o enclosures)

Steven Fishbach, Esq., TPI Composites, Inc. (w/o enclosures)

Bradley C. Weber, Esq., Goodwin Procter LLP (w/o enclosures)

Jesse Nevarez, Esq., Goodwin Procter LLP (w/o enclosures)

Alexander J. Callen, Esq., Goodwin Procter LLP (w/o enclosures)